K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 1, 2016

VIA EDGAR TRANSMISSION

Mr. John M. Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	LKCM Funds Registration Statement on Form N-14 (File No. 333-210288)

Dear Mr. Ganley:

The following are responses by and on behalf of the LKCM Funds (“Registrant”) to additional comments received from you by telephone on May 9, 2016 regarding proposed changes to the Registrant’s registration statement on Form N-14 (“Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on March 18, 2016 to register the shares of the LKCM Aquinas Value Fund (“Value Fund” or “Acquiring Fund”) to be issued in connection with the reorganization of the LKCM Aquinas Small Cap Fund (“Small Cap Fund”) and LKCM Aquinas Growth Fund (“Growth Fund”) (collectively, the “Acquired Funds”) into the Acquiring Fund. The changes were proposed in response to comments to the Registration Statement that you provided by telephone on April 18, 2016. Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

The Registrant, on behalf of the Acquiring Fund, acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) SEC staff (“Staff”) comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, your comments have been reproduced in bold typeface immediately followed by the Registrant’s responses.

General Comments to Registration Statement

1.	In response to the Staff’s comments on April 18, 2016, the Registrant proposed to revise the Registration Statement in several places, including the letter to shareholders, to state as follows: “If these Reorganizations are approved by shareholders of the Small Cap Fund and the Growth Fund, at the time the Reorganizations are completed, the Value Fund will change its name to the LKCM Aquinas Catholic Equity Fund (“Equity Fund”) and the Value Fund’s investment

Securities and Exchange Commission

June 1, 2016

strategies and operating expenses, including its expense limitation agreement, will change to the investment strategies and operating expenses, including the expense limitation agreement described below, of the Equity Fund.” Revise the disclosure to state as follows: “If these Reorganizations are approved by shareholders of the Small Cap Fund and the Growth Fund, at the time the Reorganizations are completed, the Value Fund will change its name to the LKCM Aquinas Catholic Equity Fund (“Equity Fund”) and the Value Fund’s investment strategies and operating expenses, including its expense limitation agreement, will change to the investment strategies and operating expenses, including the expense limitation agreement, described below.”

The Registrant has made the requested change as appropriate.

Combined Proxy Statement and Prospectus

2.	In the “Comparison of Principal Risks” sections of the Proxy Statement, consider whether “Growth Securities Risk” and “Value Securities Risk” are principal risks of the Equity Fund. If these are not principal risks of the Equity Fund, highlight the differences in the principal investment strategies of each of the Small Cap Fund, the Growth Fund and the Equity Fund with respect to investments in growth and value securities.

The Registrant has added “Growth Securities Risk” and “Value Securities Risk” as principal risks of the Equity Fund.

3.	In the “Comparison of Principal Risks” sections of the Proxy Statement, “Dividend Paying Securities Risk” is identified as a principal risk of the Equity Fund. However, the Equity Fund’s principal investment strategies do not include disclosure regarding dividend paying securities. Either delete Dividend Paying Securities Risk or revise the Equity Fund’s principal investment strategies to include disclosure regarding dividend paying securities.

The Registrant has added disclosure regarding dividend paying securities to the Equity Fund’s principal investment strategies.

Post-Effective Amendment to the Registration Statement for the Acquiring Fund

4.	Page 18 of the LKCM Aquinas Funds’ May 1, 2016 prospectus includes a description of the Reorganizations and the Equity Fund’s investment strategies. The Staff recommends that the Registrant supplement the Funds’ summary prospectuses and statutory prospectus to notify potential shareholders of the pending Reorganizations.

In response to the Staff’s comment, the Registrant intends to supplement the LKCM Aquinas Funds’ summary and statutory prospectuses.

Securities and Exchange Commission

June 1, 2016

5.	The Staff recommends that the Registrant consider filing a post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), to reflect the changes to the Acquiring Fund’s principal investment strategies after the completion of the Reorganizations, rather than in connection with the Registrant’s annual registration statement update in 2017.

The Registrant will consider whether to file an amendment to its registration statement on Form N-1A pursuant to
Rule 485(a)(1) under the 1933 Act after the completion of the Reorganizations, rather than in connection with the Registrant’s annual registration statement update in 2017.

*    *    *    *    *    *

If you have any additional questions or require further information, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	J. Luther King, Jr.
Jacob D. Smith

Attachment